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                                                           Exhibit 99.(a)(3)

[Letterhead]


         VIVRA SELLS VIVRA RENAL CARE AND VIVRA SPECIALTY PARTNERS IN A
                      COMBINED TRANSACTION VALUED AT $1.68

San Mateo, CA, May 5, 1997 -- Vivra Incorporated ("Vivra") announced today that it has entered into a definitive merger agreement under which Incentive AB ("Incentive") will acquire Vivra simultaneous with a sale of Vivra Specialty Partners ("VSP"), Vivra's physician network and disease management division, to a new company formed by Texas Pacific Group, Bain Capital, and Hellman & Friedman Capital Partners. Incentive intends to merge Vivra Renal Care ("VRC") with The Gambro Group, its wholly owned dialysis and medical technology business.

Pursuant to the merger agreement, incentive or a wholly owned subsidiary of Incentive will commence a cash tender offer to acquire all of the outstanding shares of Vivra common stock for $35.62 per share, representing a total cash consideration of $1,592 million. The investor group will purchase VSP for $85 million less minority interests. The VSP sale agreement is subject to the expiration or termination of the waiting periods under the Hart-Scott-Rodino Act and other conditions and will close immediately prior to the consummation of the Incentive tender offer.

The tender offer is conditioned upon the valid tender of a majority of Vivra shares, the expiration or termination of the waiting periods under applicable antitrust and competition laws, and receipt of proceeds from the sale of VSP and other conditions. The tender offer is expected to be completed in early June. All shares not purchased in the tender offer will be converted into the right to received $35.62 per share in a second-step merger following the tender offer.

As a result of the change in control resulting from Incentive's purchase of Vivra shares pursuant to the tender offer, Vivra will thereafter be required to offer to purchase the 5% Convertible Subordinated Notes Due 2001 from each of the holders for the principal amount thereof plus accrued and unpaid interest.

The Board of Directors of Vivra Incorporated has unanimously approved the proposal and recommends the tender offer to its shareholders.

Kent Thiry, President and CEO of Vivra said, "Combining the Vivra and Gambro dialysis teams creates a duly formidable enterprise. David Barry, the current President of VRC, will be joining the Gambro executive group as the President of Gambro Health Care Patient Services, Inc. He will therefore be able to continue to provide his infectious brand of energy and leadership." Mr. Thiry will be assuming the position of CEO of Vivra Specialty Partners.

The Gambro Group is a world leader in renal care, manufacturing high quality dialysis products and providing dialysis services to 12,100 patients worldwide. Gambro also manufactures products used in cardiopulmonary care and equipment in the field of blood component technology. Gambro is a wholly owned subsidiary of Incentive.

Incentive is a leading international industrial group with core operations in medical technology, materials handling, development and environment. In addition, Incentive has a significant shareholding in Asea Brown Boveri
(ABB). The acquisition of VRC represents a major step in the continued restructuring of Incentive and its focus on the healthcare sector.

Vivra is the second largest provider of dialysis services in the United States with approximately 15,800 patients at 262 centers in 28 states and the District of Columbia. In fiscal 1996, Vivra had total revenues of $517 million and EBITDA of approximately $105 million. VSP provides physician network and disease management services to managed care and provider organizations in the United States with approximately 1,500 affiliated network physicians.


              Contact:     LeAnne Zumwalt  (415) 577-5525